Exhibit 99.1

News

FOR IMMEDIATE RELEASE

BMO Financial Group announces executive appointments

Effective November 1, 2016:

•	Frank Techar is appointed Vice-Chair, BMO Financial Group
•	Darryl White is appointed Chief Operating Officer, BMO Financial Group
•	Patrick Cronin is appointed Group Head, BMO Capital Markets
•	Gilles Ouellette is appointed Group Head, BMO Asset Management
•	Joanna Rotenberg is appointed Group Head, BMO Wealth Management

TORONTO, October 28, 2016 – Bill Downe, Chief Executive Officer of BMO Financial Group (TSX:BMO)(NYSE:BMO), today announced that Frank Techar is appointed Vice-Chair, BMO Financial Group, effective November 1, 2016. Mr. Techar is currently the Chief Operating Officer.

Darryl White will succeed Mr. Techar as Chief Operating Officer, BMO Financial Group, effective November 1, 2016. During his 22 years with BMO, Mr. White has held a progression of leadership roles in BMO Capital Markets, serving most recently as Group Head. Mr. White possesses a deep understanding of the banking industry, risk management and global markets and has spent his career working directly with customers of the bank. He will continue to maintain close working relationships, at the most senior levels, with the largest clients of the bank.

As Chief Operating Officer, Mr. White will provide strategic leadership for the bank’s Personal, Commercial and Wealth businesses across North America and globally. He will oversee Marketing in addition to ensuring the bank’s technology function delivers strategic capabilities to all these groups.

“Darryl White’s leadership has been steadfast at every juncture of his banking career and his experience will complement the experience of his team as they work to ensure our operating groups are positioned for future success,” said Mr. Downe. “For two decades, he has been directly engaged in global markets and a fast-changing, complex banking environment. This experience will serve him well as he assumes the role of Chief Operating Officer.”

Mr. White and Mr. Techar will be working closely together in their future roles. “Frank Techar has been an outstanding COO,” added Mr. Downe. “This appointment recognizes his broad and deep experience as a business leader and officer of the bank.”

In his new role as Vice-Chair, Mr. Techar will work to accelerate business growth in all markets, but particularly in the U.S. Midwest, which continues to be a mainstay of the bank’s growth plans. “Three years ago, we embarked on a multi-year plan to redefine our businesses on both sides of the border. Frank’s leadership and knowledge of the Midwest market are going to be instrumental as, over time, we grow our businesses and consider expansion opportunities. Continuing to build a highly visible and growing market presence in the U.S. remains a priority.”

Patrick Cronin is appointed Group Head, BMO Capital Markets, effective November 1, succeeding Mr. White. Mr. Cronin is currently Chief Operating Officer of BMO Capital Markets and previously served as Head of Trading Products. Mr. Cronin has excelled in multiple senior leadership positions in one of the most competitive and demanding segments of the banking industry.

Mr. Downe also announced that, in recognition of the growth experienced by the bank in Wealth Management and its current global reach, the business will now be organized around two attractive but distinct growth opportunities: institutional asset management and retail wealth management, with each to be led by a senior leader. Gilles Ouellette, the current Group Head, Wealth Management, is appointed Group Head, BMO Asset Management, and Vice-Chair, International, BMO Financial Group. Joanna Rotenberg is appointed Group Head, BMO Wealth Management. Both appointments are effective November 1, 2016. Ms. Rotenberg brings significant and relevant experience to the role of Group Head having served as the bank’s Head of Personal Wealth, Head of Strategy and Chief Marketing Officer in addition to having been a key partner at McKinsey and part of their Wealth Management practice, prior to joining BMO.

Mr. Downe confirmed that Cameron Fowler will continue to lead Canadian Personal and Commercial Banking, as Group Head. Mr. Fowler is stewarding a significant bank-wide transformation as customers rapidly adopt new ways of transacting. He holds cross-enterprise responsibility for the Banking Partnerships, Payments Systems and Channels that support all four operating groups. There will be no changes in the leadership of the bank’s U.S. personal and commercial banking operations, which will continue to be led by Alexandra Dousmanis-Curtis, Group Head, U.S. Retail and Business Banking, and by David Casper, President and Chief Executive Officer, BMO Harris Bank N.A., and Group Head, Commercial Banking.

Consistent with the current operating model, Mr. Casper, Ms. Dousmanis-Curtis, Mr. Fowler, Mr. Ouellette and Ms. Rotenberg will report to Mr. White, as will Chief Marketing Officer Connie Stefankiewicz and Chief Transformation Officer Lynn Roger.

Mr. Techar, Mr. White and Mr. Cronin will report to Mr. Downe, as do the bank’s corporate functions.

“We have confidence in this team,” said Mr. Downe. “They have overseen a strong period of growth and with the organizational changes announced today, they will have new challenges to broaden their skills, enhance their experience and move us closer to our customers.

“The bank is in the middle of a multi-year transformation which is yielding significant results,” Mr. Downe added. “We see a big opportunity in continuing to build a strategic capability as it relates to the banking experience we deliver and I look forward to continuing to work with these leaders to take the bank to the next level.”

“We are fortunate to have a globally respected Chief Executive leading our bank,” commented Robert Prichard, Chairman of BMO’s Board of Directors. “Looking ahead, we take confidence in the continuity of leaders in key roles as we develop and challenge the next generation with the right assignments at the right time. Bill and the team have a full agenda,” concluded Mr. Prichard.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $692 billion as of July 31, 2016, and over 45,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Enquiries:

Paul Gammal, Toronto, paul.gammal@bmo.com, (416) 867-3996

Frédéric Tremblay, Montreal, frederic1.tremblay@bmo.com, (514) 877-1873

For Investor Relations Enquiries:

Jill Homenuk, Toronto, jill.homenuk@bmo.com, (416) 867-4770

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com

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